Exhibit 4.7

ENGLISH SUMMARY OF THE DEBT RESTRUCTURE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

ELBIT VISION SYSTEMS LTD. ("EVS", or the “Company”)

AND

BANK LEUMI LEISRAEL LTD.

Dated May 30, 2010
(the “Agreement”)

Description:
Letter Agreement pursuant to which Bank Leumi LeIsrael Ltd. (the "Bank"), within the framework of the sale of ScanMaster Ltd., agrees to waive up to $546,000 of existing debt to the Bank and restructure the repayment of the remaining debt, pursuant to the EVS fulfilling certain conditions.

Debt Balance
EVS confirms its Debt Balance to the Bank is NIS 653,110.40, $1,654,962.94, €105,142.46, $3,116.47, and 39,393 NIS.

EVS will pay the Bank $88,000 towards the Debt Balance. Additionally, all funds in EVS' account with the Bank, plus the sums of (i) $490,000, and; (ii) €103,578 which will be withdrawn from ScanMaster Ltd's account with the Bank, will be applied towards the Debt Balance.

First Loan - Terms and Interest
The Bank will loan $353,000 to EVS, upon EVS's request, to be applied to any part of the Debt Balance, at the Bank's discretion. The loan will be for 5 years, with principal repayable in 17 consecutive quarterly payments commencing January 1, 2011, and interest of LIBOR+2.25% repayable in 20 consecutive quarterly payments commencing May 31, 2010.

Second Loan - Terms and Interest
Additionally, the Bank will loan $260,000 to EVS, upon EVS's request, to be applied to any part of the Debt Balance, at the Bank's discretion. The loan will be for 6 months, with principal repayable in one payment by December 1, 2010, and interest of LIBOR+1.7% plus CPI to be repaid, in 2 monthly payments commencing on the date of the loan and ending December 1, 2010.

If by December 1st, 2010, EVS will pay the interest for the abovementioned second loan but will not have paid all/part of the principal of the second loan (the "Second Loan Principal Balance"), the Bank will loan to EVS, upon EVS's request, an additional loan at the amount of the Second Loan Principal Balance to be applied to any part of the Second Loan Principal Balance and the Debt Balance, at the Bank's discretion. This additional loan will be for 9.5 years, with the principal repayable in 20 consecutive quarterly payments commencing May 31, 2015 and ending May 31, 2020, with interest plus CPI to be set at the date of the loan and to be repayable, in 38 consecutive quarterly payments commencing December 1, 2010 and ending May 31, 2020.

These 2 loans will be referred to as the "Second Loan".

Third Loan - Terms and Interest
Additionally, the Bank will loan 267,251 NIS to EVS, upon EVS's request, to be applied to any part of the Debt Balance, at the Bank's discretion. The loan will have interest of Prime+1.5% (per annum), with both the principal and the interest plus CPI repayable in 6 consecutive monthly payments commencing June 30, 2010 and ending November 30th, 2010.

Security
As security on the Debt Balance and any other amounts that are due or that may be due by EVS to the Bank, EVS shall grant the Bank: (i) a first ranking fixed charge over management shares, ordinary shares and ordinary A shares in Panoptes; (ii) an unlimited guarantee in favor of the bank from Panoptes on behalf of EVS's obligations; (iii) a first ranking fixed charge on EVS' shares in Miniscule Components Ltd.; (iv) an unlimited guarantee in favor of the bank from EVS Inc. on behalf of EVS's obligations, and; (v) a first ranking fixed charge on all of EVS's shares in EVS Inc.

Notwithstanding the foregoing, the Bank agreed to cancel EVS's guarantee to ScanMaster.

Waivers	The Bank agrees to waive a part of the Debt Balance not exceeding $546,000.
Option Restrictions
Mr. Sam Cohen's and Mr. Yaron Menashe's (the "Investors")shareholdings will not be changed without the Bank's prior written consent. Notwithstanding the above, and subject to each of the Investors remaining a controlling shareholder: (i) until December 1, 2011, the Investors will be entitled to reduce their shareholdings to 42% (in the aggregate); (ii) as of December 1, 2011, the Investors will be entitled to reduce their shareholdings to 38% (in the aggregate) and as of December 1, 2012 they will be entitled to reduce their holdings to 35% (in the aggregate); (iii) if EVS repays the Second Loan in its entirety, and at least 4 principal payments from the First Loan, and the Third Loan will be repaid in its entirety, then the Investors will be entitled to reduce their shareholdings without restriction.

New options for employees will not exceed 5% of the outstanding share capital of EVS at all times, and will not exceed 0.25% per employee.

Loan Arrangement
In June 2010, the Investors undertook two financial commitments toward the company: (i) each of Mr. Cohen and Mr. Menashe provided EVS with a loan in the amount of US $50,000 and the repayment schedule of each loan shall commence on January 1, 2013, provided that the Company meet certain milestones in the aggregate set by the Banks, the milestones are: (i) the Company shall receive authorization from the Bank 60 days prior to the repayment date.; (ii) the Company shall include in its request for such authorization a certified external auditors report for the Company's financial condition during the previous year, (iii) the Bank shall authorize the repayment subject to the company meeting the following conditions, in the aggregate: (1) the existence of net profit for distribution; (2)the existence of a positive cashflow from ongoing operations; (3) the repayment amount shall not exceed the lesser of 50% of the net profit "for distribution" and/or 50% of the positive cashflow from ongoing operations, and in any case, shall not exceed the initial loan amount; (4) the confirmation shall attest that EVS's tangible capital is greater than zero; (ii) each of Mr. Cohen and Mr. Menashe agreed to delay payment by EVS of the first US $50,000 of their salary until July 2011 at which time EVS shall repay each of Mr. Cohen and Mr. Menashe US $50,000 in three equal monthly installments.

Bank Fee	In addition to the amounts specified in this Agreement, EVS shall pay to the Bank a handling fee of $10,000 in NIS with respect to this Agreement.

Other Terms	●	The total of EVS's financial obligations (to all banks, financial institutions and other lenders) shall not exceed $4,000,000.
●
EVS has not and shall not issue securities to the bearer of this letter without the prior written consent of the Bank. EVS shall not merge with any other corporation without the Bank's prior written consent.

	●	EVS will provide the Bank any report requested by the Bank. Additionally, EVS will provide the Bank monthly reports regarding the business plan, inventory distribution, etc.